Filed Pursuant to Rule 433

Registration Nos. 333-157848

333-157848-01

333-157848-02

Prudential Financial, Inc.

$500,000,000 2.75% Medium-Term Notes, Series D

Due January 14, 2013

Final Term Sheet, January 11, 2010

Issuer	Prudential Financial, Inc.

Ratings*	Baa2 stable (Moody’s) / A stable (S&P) / BBB stable (Fitch)

Security	Medium-Term Notes, Series D

Trade Date	January 11, 2010

Settlement Date (T+3 days)	January 14, 2010

Maturity Date	January 14, 2013

Principal Amount	$500,000,000

Price to Investors	99.863%

Net Proceeds	$498,190,000

Pricing Benchmark	1.125% UST due 12/15/2012

Benchmark Treasury Price and Yield	98-30; 1.498%

Spread to Benchmark	130 basis points

Re-offer Yield	2.798%

Coupon	2.75% per annum

Interest Payment Dates	Semi-annually on January 14 and July 14 of each year, commencing on July 14, 2010 and ending on the Maturity Date

Joint Bookrunning Managers	Banc of America Securities LLC Deutsche Bank Securities Inc. UBS Securities LLC

Senior Co-Managers	BNP Paribas Securities Corp. Daiwa Securities America Inc. RBS Securities Inc.

Junior Co-Managers	Blaylock Robert Van, LLC CastleOak Securities, L.P. Muriel Siebert & Co., Inc.

CUSIP Number	74432QBK0

Reports and Events of Default	The indenture, to the extent relating to the 2.75% notes, certain notes concurrently and previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial may be required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial’s obligations under the 2.75% notes will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of notes of Prudential Financial, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial’s failure to file documents or reports with the trustee.

Other Information

Proposed legislation recently introduced in the United States Congress would generally require the withholding of tax at a rate of 30% on interest paid with respect to debt securities and the gross proceeds of a disposition of debt securities paid to a foreign financial institution, as defined in the legislation, unless the institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (which would include certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally require the withholding of tax at a rate of 30% on interest paid with respect to debt securities and the gross proceeds of a disposition of debt securities paid to a non-financial foreign entity unless the entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder of debt securities might be eligible for refunds or credits of such taxes. Prudential Financial will not be required to pay additional amounts with respect to any taxes withheld from payments on the 2.75% notes as a result of the enactment and implementation of the proposed or similar legislation. As currently drafted, the legislation is proposed to be effective for amounts paid after December 31, 2012, and will not apply to payments made with respect to obligations outstanding on the date that is two years after the enactment of the legislation. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the 2.75% notes.

Concurrent with the offering of the 2.75% notes, Prudential Financial is also offering $750 million aggregate principal amount of 3.875% Medium-Term Notes, Series D, due 2015.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the 2.75% notes involves a number of risks. See “Risk Factors” in the prospectus supplement dated March 11, 2009 and the related prospectus dated March 11, 2009.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Banc of America Securities LLC at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.